Roth Capital Partners, LLC

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

February 12, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Massimo Group
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-276095
Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 8, 2024, in which we, as underwriter for Massimo Group’s (the “Company’s”) proposed initial public offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for February 12, 2024 at 5:00 p.m., Eastern Time. Massimo Group is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you require any additional information with respect to this letter, please contact Ali Panjwani at (212) 326-0820 of Pryor Cashman LLP.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Aaron M. Gurewitz
Head of Equity Capital Markets

cc:	M. Ali Panjwani, Esq.
Pryor Cashman LLP